Exhibit (a)(1)(E)

CONFIRMATION OF RECEIPT OF NOTICE OF WITHDRAWAL FORM

This email confirms our receipt of your Notice of Withdrawal Form rescinding your participation in the Diamond Management & Technology Consultants, Inc. (the “Company” or “Diamond”) Offer to Exchange Restricted Stock Units for Common Stock, dated February 5, 2009, (the “Offer”), and nullifying your previously submitted Election Form. Please note that the Notice of Withdrawal Form completely withdraws you from the Offer and cannot be used to make changes to your previously submitted Election Form. If you would like to change your election with respect to other information such as your tax payment election only, you should submit a new Election Form instead.

You may change your mind and re-accept the Offer by completing and delivering a new Election Form at any time prior to 12:00 midnight, New York City Time, on March 9, 2009 (unless the Company extends the expiration of the Offer). Election Forms can be obtained by contacting the Company’s equity programs department via internal email at “Equity Programs” and must be delivered to the Company’s equity programs department before the expiration date.

If you have any questions about the Offer, please contact Karen McLaughlin by email at “Equity Programs” on Diamond’s internal email system or by telephone at (312) 255-5071.

1